UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

ABB Ltd

(Name of Issuer)

Registered Shares, par value CHF 0.12

(Title of Class of Securities)

ISIN CH0012221716

(CUSIP Number)

Richard Bernstein, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(646) 414-6842

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ISIN CH0012221716
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Investor AB
2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ] (b) [X]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6. Citizenship or Place of Organization: Kingdom of Sweden

Number of	7. Sole Voting Power:	265,385,142*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	265,385,142*
Person With	10. Shared Dispositive Power:	0*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 265,385,142*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11): 13.2%*
14. Type of Reporting Person (See Instructions): HC

*As of June 22, 2021 (the “Filing Date”), Investor AB, a limited liability company incorporated under the laws of the Kingdom of Sweden (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of ABB Ltd, a limited liability company incorporated under the laws of Switzerland (the “Company”), held by the Reporting Person. Based upon the Company’s disclosure as set forth on its investor relations web page, viewed as of the Filing Date, as of June 11, 2021, there were 2,010,004,315 issued and outstanding Registered Shares, par value CHF 0.12 (the “Registered Shares”). Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 13.2% of the Registered Shares issued and outstanding as of the Filing Date. In addition to the Registered Shares held by the Reporting Person and deemed beneficially owned by the Reporting Person, executive officers and directors of the Reporting Person (collectively, the “Executive Officers and Directors”) hold Registered Shares. Two of the Executive Officers and Directors are members of the Company’s Board of Directors and hold Registered Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Registered Shares held by the Executive Officers and Directors.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended by adding the following paragraph to the end of Item 2:

As of the Filing Date, Schedule A annexed hereto has been amended and restated in its entirety and sets forth the Reporting Person’s Executive Officers and Directors as of the Filing Date.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated as follows:

All of the Reporting Person’s funds used in making the purchases of the Registered Shares described in this Schedule 13D came from the general assets of the Reporting Person. The Registered Shares were purchased using Swiss Francs (CHF) and Swedish Krona (SEK). The aggregate amount of funds used to make the purchases of the Registered Shares as set forth in Item 5 of this Amendment was approximately USD 118,565,000 (utilizing a foreign exchange rate of USD 1.00 for (1) CHF 0.92 and (2) SEK 8.53).

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

As of the Filing Date the Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Reporting Person. Based upon the Company’s disclosure as set forth on its investor relations web page, viewed as of the Filing Date, as of June 11, 2021, there were 2,010,004,315 issued and outstanding Registered Shares. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 13.2% of the Registered Shares issued and outstanding as of the Filing Date.

In addition to the Registered Shares held by the Reporting Person and deemed beneficially owned by the Reporting Person, Executive Officers and Directors hold Registered Shares. Two of the Executive Officers and Directors are members of the Company’s Board of Directors and hold Registered Shares. Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Registered Shares held by the Executive Officers and Directors.

Other than as set forth herein, there were no transactions in the Registered Shares, or securities convertible into, exercisable for, or exchangeable for, Registered Shares, by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to the Filing Date.

The Reporting Person has historically sold put options that permit the holder of the put option to require the Reporting Person to purchase the Registered Shares in accordance with the terms of the applicable put option. The Reporting Person may sell, on one or more occasions, additional put options.

Nothing set forth herein shall be construed as an admission by the Reporting Person, or any other person or entity, that the Reporting Person, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Act, or for any other purposes.

Except as otherwise described herein, no contracts, arrangements, understandings, or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

[signatures follow on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 22, 2021

INVESTOR AB

/s/ Johan Forssell

By:______________________

Johan Forssell

Authorized Signatory

/s/ Petra Hedengran

By:______________________

Petra Hedengran

Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Chairman of the Board	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Johan Forssell	CEO, Director	Swedish	Chief Executive Officer, President, and Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sara Mazur	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Isabelle Kocher	Director	French and Swiss	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sven Nyman	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Core Investments	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Viveka Hirdman-Ryrberg	Managing Director	Swedish	Head of Corporate Communication and Sustainability	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden